

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2024

Robert J. Hutter
CEO
Learn SPAC HoldCo, Inc.
11755 Wilshire Blvd.
Suite 2320
Los Angeles, CA 90025

> **Re: Learn SPAC HoldCo, Inc.**
> **Registration Statement on Form S-4**
> **Filed January 26, 2024**
> **File No. 333-276714**

Dear Robert J. Hutter:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-4 filed January 26, 2024

General

1. You state on page 148 that the Sponsor "will purchase private placement warrants in a transaction that will close simultaneously with the closing of this offering." Please revise your disclosure here, in the Summary and elsewhere as appropriate to describe the terms of the purchase including the amount. Please also revise the dilution tables on pages xxiv and 103 to include these warrants as a dilution source or explain why they are not included.

2. Please revise throughout to clearly disclose the stage of operations of Innventure's portfolio companies so that investors understand the platforms that have fully been developed and those that are currently in use, and, to the extent that your platforms, assets or products are not fully developed, please describe the current stage of development and the estimated timeline of when they will be fully developed and commercialized.

3.   You state throughout the registration statement that Innventure has launched three companies consisting of PureCycle, AeroFlexx and Accelsius. You further state on page 92 that PureCycle was merged with a special purpose acquisition company. Finally, the organizational charts on page 1, 152, etc. do not show Innventure having any further ownership in PureCycle. Please make revisions throughout the registration statement as appropriate to clarify if you continue to have any ownership interests in PureCycle, or clarify if it is not part of the proposed business combination.

4.   Please revise your disclosure to provide a summary compensation table that provides compensation information for Learn CW's named executive officers for the last two completed fiscal years or explain why it is not required. Refer to Item 402 of Regulation S-K for guidance.

5.   With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Q: What happens if a substantial number of the public shareholders, page xxii

6.   Please revise the table on page xxiv to disclose all possible sources of dilution including (i) the Company Earnout Shares, (ii) the Sponsor Earnout Shares and (iii) the Standby Equity Purchase Agreement. Please make similar revisions to the table on page 103 and elsewhere as appropriate.

How does the Sponsor intend to vote its shares, page xxvii

7.   We note the disclosure here that, prior to the completion of the business combination, the Sponsor and Learn CW's directors, officers, or advisors may purchase shares in the open market. Please provide your analysis on how such potential purchases would comply with Rule 14e-5.

Summary of the Proxy Statement/Consent Solicitation

The Parties to the Business Combination, page 1

8.   Please revise the pre- and post-closing organizational charts to include appropriate information to allow a reader to fully understand the legal and economic ownership of each entity before and after the merger, including the names of significant shareholders and the public holders as a group. Please also revise the post-closing organizational chart to show the subsidiaries and affiliated companies for Innventure and Learn CW.

Ownership of Holdco Following the Business Combination, page 12

9.   Please disclose the Sponsor and its affiliates' total potential ownership interest in the combined company, assuming exercise of all securities, any earnout shares the Sponsor will receive at closing, etc.

Sources and Uses of Funds for the Business Combination, page 19

10.   Please revise here and on page 104 to clarify whether the dollar amounts in the "No Redemptions Scenario" and "Maximum Redemptions Scenario" tables are in thousands or some other multiple. Please also revise to either (i) provide more specific disclosure of the intended uses of funds, as well as the approximate amounts intended to be used for each such purpose or (ii) explain why you cannot provide such disclosure.

Risk Factors, page 22

11.   If the assets in Learn CW Investment Corporation's trust account are securities, including U.S. Government securities or shares of money market funds registered under the Investment Company Act and regulated pursuant to rule 2a-7 of that Act, disclose the risk that it could be considered to be operating as an unregistered investment company. Disclose that if Learn CW Investment Corporation is found to be operating as an unregistered investment company, it may be required to change its operations, wind down its operations, or register as an investment company under the Investment Company Act. Also include disclosure with respect to the consequences to investors if Learn CW Investment Corporation is required to wind down its operations as a result of this status, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and any warrants, which would expire worthless.

Learn CW and Innventure will incur significant transaction, page 26

12.   It appears that underwriting fees remain constant and are not adjusted based on redemptions. Please revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Learn CW may redeem your unexpired warrants, page 35

13.   We note your disclosure that you have the ability to redeem outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant if, among other things, the Reference Value equals or exceeds $10.00 per share. Since the exercise price of the warrants is $11.50, please revise the disclosure to clarify that you could force the warrant holders to:
- exercise their out-of-the-money warrants and pay an exercise price that is above the market price of the underlying securities;
- sell their warrants at the then-current market price when they might otherwise wish to hold onto them; or
- accept the nominal redemption price.

Learn CW, Innventure and AeroFlexx have each identified material weaknesses, page 38

14.   We note that you have identified material weaknesses in Learn CW's, Innventure's and AeroFlexx's and internal control over financial reporting. Please revise to elaborate upon the nature of the remediation measures and their implementation status.

If Innventure is deemed to be an investment company, page 48

15.   We note your disclosure that Innventure founds, funds and operates companies with a focus on transformative, sustainable technology solutions acquired or licensed from MNCs. Please provide us with information and analysis under Section 3 of the Investment Company Act of 1940 with respect to whether Innventure will be an investment company within the meaning of the Act. As part of the response please also include an analysis of any exemptions you rely upon, if applicable, or advise. Please note that we may refer your response to the Division of Investment Management.

The failure of AFX's suppliers to continue to deliver necessary raw materials, page 50

16.   We note your disclosure of AFX's reliance on a limited number of foreign third-party suppliers, and in some cases sole suppliers, for the raw materials and components used to manufacture its products. Please revise your disclosure to:
- Identify the parties and describe the raw materials and components they provide; and
- Disclose the material terms of any agreements with such providers, including the term and termination provisions.

    Please file such agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

<u>AFX may not be able to meet applicable regulatory requirements, page 51</u>

17.   We note your disclosure that use of AFX's products in food grade applications is subject to regulation by the FDA and that AFX will request one or more Letters of No Objection (LNO) from the FDA. Please advise us of the status of any LNO's requested including any that have already been approved, the timeframe of any expected future LNO approval and the products for which approval has been received or sought.

<u>Background of the Business Combination, page 88</u>

18.   Please revise your background discussion to:
   - Expand your background discussion to provide more detailed disclosure regarding key negotiation considerations and how they changed over time. Currently the background disclosure references negotiation topics without appearing to provide details or explaining their significance or how they may have changed before being reflected in the proposed business combination. For example, the disclosure states that the August 17, 2023 LOI included an equity valuation of $500 million, a contemplated Up-C structure, execution of at least a $75 million equity facility, etc. However, it is unclear what other key terms were involved. It is unclear how the milestones for the equity earnout were determined. Revise to provide details, including quantitative detail, as to how the parties reached the material terms of the transaction, such as the material components of the merger consideration. Please identify the original terms, which party proposed the consideration or term, as well as how and why any terms were revised over time.
   - Specifically identify by name the person or persons involved in meetings or negotiations;
   - Describe any discussions about the need to obtain additional financing for the combined company and the negotiation/marketing processes;
   - If the Sponsor and management and affiliates have a track record with SPACs, balanced disclosure about this record and the outcomes of the prior transactions;
   - Describe any discussions about continuing employment or involvement for any persons affiliated with Learn CW before the merger, any formal or informal commitment to retain the financial advisors after the merger, and any pre-existing relationships between the Sponsor and additional investors;
   - Describe the negotiation of any contingent payments to be received by Innventure shareholders; and
   - Describe the negotiation of any arrangements whereby any shareholder agrees to waive its redemption rights.

<u>The LCW Board's Reasons for the Approval, page 96</u>

19.   Please discuss the basis for the board determining it was not necessary to obtain a fairness opinion for the business combination.

<u>Interests of Learn CW's Directors and Executive Officers in the Business Combination, page 98</u>

20.   Please revise here, in the Summary and where appropriate to quantify the aggregate dollar amount and describe the nature of what the Sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the Sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for Learn CW's officers and directors, if material.

<u>Redemption Rights, page 101</u>

21.   We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement. Please update and make conforming changes where needed.

<u>Learn CW Management's Discussion and Analysis</u>
<u>Underwriting Agreement, page 141</u>

22.   You state that "[e]ffective as of September 1, 2023, the underwriters from the IPO resigned and withdrew from their role in the initial business combination and thereby waived their entitlement to the deferred underwriting commissions in the amount of $9,780,500." Please revise your disclosure accordingly to discuss the reasons for the resignation and forfeiture of fees and any risks to investors. Clarify whether the underwriter performed any services related to the business combination prior to resigning.

<u>Information About Innventure</u>
<u>Overview, page 151</u>

23.   You state on page 151 that Innventure has launched three companies including PureCycle in late 2015. However, on page xii you state that Innventure is a Delaware limited liability company that was formed in 2017. Please revise your disclosure here and elsewhere as appropriate to reconcile these statements.

<u>Closed Loop Partnership Model with Multinational Corporations, page 153</u>

24.   You state that "Innventure has significant institutional experience in the commercialization of disruptive opportunities." Please revise to clarify this statement in light of the fact that Innventure was formed in 2017 and has currently only formed three companies.

25.   Please explain the meaning of the term "Closed Loop partnership model."

Accelsius
Growth Strategy, page 165

26.   You state that Accelsius is "...in active discussions with multiple ecosystem partners across the technology space." Please describe the current stage of these discussions and the estimated timeline of when "Accelsius will deliver kitted NeuCool cooling systems..." to such partners.

Management's Discussion and Analysis
Liquidity and Capital Resources, page 175

27.   Please disclose Innventure's available liquidity as of the most recent practicable date and specify the approximate amount of funds Innventure will need for 12 months after completion of the business combination to meet liquidity requirements. We also note your statement on page 152 that the ESG Fund was formed to "make venture capital ("VC") investments in and contribute capital to the Innventure Companies and new Innventure companies..." and your statement on page 93 that the ESG Fund would not be included in the business combination. Therefore, please include in your discussion the effect the exclusion of the ESG Fund from the business combination will have.

Executive Officers and Directors After the Business Combination, page 186

28.   Please revise David Yablunosky's biography to disclose directorships held during the past five years as required by Item 401(e)(2) of Regulation S-K.

Exclusive Forum Selection, page 209

29.   We note the statement here that the exclusive forum provisions will not apply to suits brought to enforce any liability or duty created by the Securities Act or Exchange Act. Please revise your risk factor regarding your exclusive forum provision at page 45 to be consistent with this disclosure, or advise.

Item 21. Exhibits and Financial Statement Schedules, page II-2

30.   Please file all required exhibits. For example, please file or advise why you do not think it is necessary to file:
    • Management Services Agreement, originally dated January 22, 2021 and subsequently amended effective October 1, 2021, with L1FE Management Limited, an independent contractor;
    • Letter agreement, dated July 29, 2022, with Mike Otworth;
    • Statement of Work, effective October 1, 2021, with Corporate Development Group LLC, an independent contractor;
    • Sponsor Letter Agreement;
    • Promissory Note with Sponsor dated May 3, 2022;
    • Amended and Restated Promissory Note with Sponsor dated December 29, 2023;
    • Debt Conversion Agreement with Innventure dated October 31, 2023; and

- Guaranty Agreement with Innventure dated April 22, 2020.

Refer to Item 601(b)(10) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact William Demarest at 202-551-3432 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: John W. Stribling